Exhibit 3.1


BIOLIFE SCIENCES INC.

ACTION BY UNANIMOUS WRITTEN CONSENT

OF THE BOARD OF DIRECTORS

October 21, 2022


In accordance with the provisions of Chapter 78 of the Nevada Revised Statutes (the "Nevada Corporations Act"), and the Articles of Incorporation and the Bylaws of BioLife Sciences Inc., a Nevada corporation (the "Company"), the undersigned, constituting all of the members of the Company's Board of Directors (the "Board"), hereby take the following actions and adopt the following resolutions by unanimous written consent without a meeting:

1.   **Plan of Domestication**

> **WHEREAS:** The Board of Directors believes that it is advisable and in the best interest of the Company and its stockholders to convert and domesticate into and to hereafter become and continue to exist as BioLife Sciences Inc., a Florida Corporation (the "Florida Corporation") pursuant to Section 607.11920 et seq. of the Florida Business Corporation Act (the "Business Corporation Act");

> **WHEREAS**: The Corporation's Articles of Incorporation will be restated pursuant to the domestication to the Florida Corporation (the "Domestication");

> **WHEREAS**: The Board of Directors wishes to adopt the Plan of Domestication, in substantially the form attached hereto as Exhibit A;

RESOLVED: That the Board of Directors believes that it is advisable and in the best interest of the Company and its stockholders to adopt the Plan of Domestication and continue the company as the Florida Corporation;

RESOLVED FURTHER: That the amended Articles of Incorporation is adopted and approved and that the Articles of Incorporation is recommended to the stockholders of the Company for approval.

RESOLVED FURTHER: That, following the approval of the Plan of Domestication by the stockholders of the Company, the officers of the Company are authorized and directed to take all steps necessary to file the appropriate conversion and dissolution filings with the Nevada Secretary of State.

RESOLVED FURTHER: That, notwithstanding approval of the Plan of Domestication or the amended Articles of Incorporation by the stockholders of the Company, the Board of Directors may, at any time prior to the filing of the Articles of Domestication or the

amended Articles of Incorporation with the Secretary of State, abandon the filing of the Articles of Domestication and amended Articles of Incorporation without further action by the stockholders of the Company.

2.   **Omnibus Resolution**

RESOLVED: That the officers of the Company are hereby authorized and directed, on behalf and in the name of the Company, to make all such arrangements, to do and perform all such acts and things, including, without limitation, soliciting appropriate consents or waivers from stockholders (if any), and to execute and deliver all such instruments, certificates and other documents as they may deem necessary or appropriate in order to effectuate fully the purpose of each and all of the foregoing resolutions and the transactions contemplated thereby and the undersigned hereby ratify and confirm any and all actions taken heretofore and hereafter by such officers to accomplish such purposes.

[Signature Page Follows]

This Action by Written Consent may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Date: October 21, 2022

Justin De Four
JUSTIN DE FOUR

Nika Jaksic
NIKA JAKSIC

B Morales
BRIAN MORALES

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Exhibit 3.2

ARTICLES OF INCORPORATION

In compliance with Chapter 607 and/or Chapter 621, F.S. (Profit)

ARTICLE I NAME

The name of the corporation shall be BIOLIFE SCIENCES INC. (the "Corporation")

ARTICLE II PRINCIPAL OFFICE

99 S. New York Ave., Winter Park, FL 32789

Principal street address

Mailing address, if different is:

5285 Bradco Blvd., Unit B, Mississauga, ON L4W 2A6, CAN

ARTICLE III PURPOSE

The purpose for which the corporation is organized is any and all lawful business.

ARTICLE IV SHARES

1. The number of shares of stock is:

   Common Stock. The maximum number of shares of common stock that this corporation is authorized to have outstanding at any one time is 20,100,000,000 (twenty billion one hundred million) shares of common stock, $0.00001 par value per share.

   Preferred Stock. The maximum number of shares of preferred stock that this corporation is authorized to have outstanding at any one time is 20,000,000 (twenty million) shares of preferred stock, $0.00001 par value per share.

2. Subject to the requirements of Chapter 607 of the laws of the State of Florida, the Board of Directors is authorized and empowered to issue shares of preferred stock in one or more series and with such designation, preferences, and limitations as the Board of Directors, in its business judgement, determines is in the best interests of the corporation.

3. The Board of Directors of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

4. The Board of Directors of the Corporation may, by restated Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or conditions of redemption of the stock.

ARTICLE V INITIAL OFFICERS AND/OR DIRECTORS

Nika Jaksic, Director

Brian Morales, Director

Justin De Four, Director & CEO

Whose mailing addresses shall be the same as the mailing address of the Corporation.

ARTICLE VI REGISTERED AGENT

The name and Florida street address of the registered agent is:

Laurence J. Pino, P.A.

99 S. New York Ave., Winter Park, FL 32789

ARTICLE VII INCORPORATOR

The name and address of the Incorporator is:

Name: Justin De Four

Address: 5285 Bradco Blvd, Unit B, Mississauga, ON L4W2A6, CAN

ARTICLE VIII BYLAWS

The Board of Directors of the Corporation shall have the power, without the assent or vote of the shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of the majority of Directors shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

ARTICLE IX INDEMNIFICATION

The Corporation may indemnify any present or former officer or director, or person exercising powers and duties of an officer or a director, to the full extent now or hereafter permitted by law.

ARTICLE X AFFILIATED TRANSACTIONS

The Corporation expressly elects not to be governed by Section 607.0901 of the Florida Business Corporation Act, as amended from time to time, relating to affiliated transactions.

ARTICLE XI CONTROL SHARE ACQUISITIONS

The Corporation expressly elects not to be governed by Section 607.0902 of the Florida Business Corporation Act, as amended from time to time, relating to control share acquisitions.

ARTICLE XII AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of any applicable statute of the State of Florida, and all rights conferred upon

shareholders in these Articles of Incorporation or any amendment hereto are granted subject to this reservation.

Having been named as registered agent to accept service of process for the above stated corporation at the place designated in this certificate, I am familiar with and accept the appointment as registered agent and agree to act in this capacity



_____
Required Signature/Registered Agent

10/24/2022
_____

Date

I submit this document and affirm that the facts stated herein are true. I am aware that the false information submitted in a document to the Department of State constitutes a third degree felony as provided for in s.817.155, F.S.

Justin De Four
_____
Required Signature/Incorporator

10/24/22
_____

Date

Exhibit 3.3


BIOLIFE SCIENCES INC.

ACTION BY UNANIMOUS WRITTEN CONSENT

OF THE BOARD OF DIRECTORS

November 17, 2022


In accordance with the provisions of Section 607.0821 of the Florida Business Corporation Act and the Articles of Incorporation of BioLife Sciences Inc., a Florida corporation (the "Company"), the undersigned, constituting all of the members of the Company's Board of Directors (the "Board"), hereby take the following actions and adopt the following resolutions by unanimous written consent without a meeting:

1.   **Amendment of Offering Price**

WHEREAS: The Board of Directors believes that it is advisable and in the best interest of the Company to amend the offering price (the "Offering Price") of the Company's Common Stock being offered pursuant to the Company's Regulation A Tier 1 offering (the "Offering") to set the Offering Price to one-half cent ($0.005) per share of Common Stock.

WHEREAS: Pursuant to the amendment of the Offering Price, the Board of Directors believes that it is advisable and in the best interest of the Company to increase the number of shares offered in the Offering to 3,600,000,000 shares of Common Stock.

RESOLVED: That the amendment to the Offering Price, to set the Offering Price to one-half cent ($0.005) per share of Common Stock is hereby accepted by the Board.

RESOLVED: That the amendment to the number of shares available in the Offering, to increase the number of offered shares to 3,600,000,000 shares of Common Stock is hereby accepted by the Board.

FURTHER RESOLVED: That the Directors and Officers of the Company be, and each of them hereby is, authorized and directed to take all such further actions and to execute and deliver, in the name of and on behalf of the Company, any and all such further documents, agreements, instruments and undertakings deemed necessary to execute the intent and will of the Directors in these resolutions, including filing the Form 1-U with the Securities and Exchange Commission;

FURTHER RESOLVED: That any and all actions taken by the Directors and Officers of the Company or their designees prior to the date hereof and contemplated by the foregoing resolutions are hereby adopted and approved as the acts and deeds of the Company.

2.   **<u>Omnibus Resolution</u>**

   <u>RESOLVED</u>: That the officers of the Company are hereby authorized and directed, on behalf and in the name of the Company, to make all such arrangements, to do and perform all such acts and things, including, without limitation, soliciting appropriate consents or waivers from stockholders (if any), and to execute and deliver all such instruments, certificates and other documents as they may deem necessary or appropriate in order to effectuate fully the purpose of each and all of the foregoing resolutions and the transactions contemplated thereby and the undersigned hereby ratify and confirm any and all actions taken heretofore and hereafter by such officers to accomplish such purposes.

   [Signature Page Follows]

This Action by Written Consent may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one instrument.

Date: November 17, 2022

Justin De Four
JUSTIN DE FOUR

Nika Jaksic
NIKA JAKSIC

B Morales
BRIAN MORALES